                                                            Filed by Ariba, Inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                    Subject Company:  Agile Software Corporation
                                                  Commission File No.: 000-26299



                           AGILE SOFTWARE CORPORATION
                           SCRIPT FOR CONFERENCE CALL
                               February 15, 2001


Tom Shanahan:

Good afternoon and welcome to the Agile Software quarterly financial conference call. This is Tom Shanahan, Chief Financial Officer. We also have Bryan Stolle, Agile's Chairman and CEO who will cover some of the highlights of Agile's Q3 performance after I read a brief statement reviewing the Q3 financial results. Keith Krach, CEO and Chairman of Ariba, also joins us and will provide an update on the pending merger. I will now read our Safe Harbor statement.

Information provided on this call that involves Agile's beliefs, hopes, plans, expectations, intentions or strategies regarding the future consists of forward-looking statements that involve risks and uncertainties, which are based upon information available to Agile as of the date of this call. We assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance, and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, delays and difficulties in introducing new products and upgrades of existing versions of our products; lack of market acceptance of Agile Anywhere, Agile Buyer, or other new products or services; inability to continue timely delivery of competitive new products and services; introduction of new products or services by major competitors; risks related to the Internet on our business and prospects; and our ability to recruit or retain necessary personnel. These and other factors and risks associated with our business are discussed in the Company's Form 10-Q filed December 12, 2000.


I will now discuss the numerical highlights from the press release covering the quarter ending on January 31, 2001 which we released at the close of market today.
*******

Agile Software Corporation (NASDAQ: AGIL) announced today the results for the Third fiscal quarter ended January 31, 2001. Agile reported record revenues of $25.0 million, an increase of 192% over revenues of $8.6 million for the same quarter last year and 24% sequentially from Q2. Pro forma net income, which excludes the effects of cheap stock charges, payroll tax on stock option exercises, and amortization of Goodwill, for the Third fiscal quarter was $353 thousand or $0.01 per share, compared to the consensus analyst estimate of breakeven, or $0.0 per share and a net loss of $1.7 million or $-0.04 per share for the same quarter last year. The net reported loss for the company was $12.4 million or $-0.27 per share.
***

Fiscal Q3 was a solid quarter for Agile Software in all respects. We are pleased to note that license revenues grew by 228% from the year ago quarter and were up 25% sequentially. We added 64 new customers this quarter, compared to 49 in the year ago quarter. International revenue was 12% of total reported revenue compared to 7% in the year ago quarter.

Services revenues were $2.3 million compared to $1.3 million in the year ago quarter. Support revenues were $3.7 million compared to $1.5 million in the prior year period. This 147% increase reflects the continued growth in the installed base of Agile customers, currently in excess of 670.

Gross margin for the quarter was 83% compared to 82% last quarter, reflecting the continued shift toward high margin license revenue, now 76% of total revenue. Service/Support gross margin also improved to 49% in Q3 compared to 47% in Q2.

We had 436 full time employees at January 31, 2001, up 10% from 398 people at the end of Q2 and 97% from the year ago quarter. We now have 48 Account Executives, compared to 46 at October 31, 2000.

Turning now to the expense categories, Sales and Marketing expenses were 66% of revenue, compared to 75% in the prior quarter. Research and Development expenses were 29% of revenue, compared to 27% in Q2. The increase reflects development costs associated with future product releases as Agile expands its business process footprint. G&A expenses were 6% of revenue, compared to 7% in the prior quarter.

Agile's operating loss excluding cheap stock charges, payroll tax on stock option exercises, and amortization of Goodwill was 18% for the quarter, compared to 27% in the prior quarter. Cheap stock charges in the quarter were $3.7 million. Net Interest income decreased slightly to $4.8 million compared to $4.9 million in the prior quarter, due to declining market rates.

Agile's balance sheet remains strong. Cash and short-term investments total $307 million, up from $301 million in the prior quarter. Accounts Receivable were $18.3 million, equivalent to a Days Sales Outstanding (DSO) of 67 days, under our targeted range of 70 days. Deferred revenue at January 31 is $18.0 million, an increase of $3.5 million from the prior quarter.
***

We will defer giving any guidance on future outlook until the merger with Ariba is complete. Certainly the current financial results are confirming of the company's strong pattern of consistent revenue growth. I will now turn the meeting over to Bryan Stolle, Agile's CEO, for commentary on Agile's recent performance.


Bryan Stolle:

Thank you, Tom.

There are several key milestones that are important for any growing company.
One of them is achieving $25M in quarterly sales, representing a $100M revenue run-rate. I am therefore delighted to report Agile has now achieved that goal, increasing revenues five times since we went public a year and a half ago. Once again, and for the seventh consecutive quarter as a public company, we exceeded analyst expectations for revenues, including once again more than tripling product licenses from the year ago quarter.

Another key milestone is achieving a cash flow positive position. We are therefore doubly pleased that we have achieved that measure of success, reporting 1 cent per share pro forma profit, thereby joining Ariba as the only other Internet B2B Company to achieve this important milestone. AND, we did it ahead of analyst expectations.

Despite the uncertain macro economic climate, we once again saw revenues nearly triple, and license revenue accelerate yet again to 228% year over year. This continued growth was driven by:

     a) A very strong network effect in the electronics equipment sector, and growing penetration in semiconductor, industrial equipment, apparel, and others.

     b) Add-on orders that once again considerably exceeded our original expectations. There is no better indicator of customer success and satisfaction, then repeat purchases of your product. Agile has established an enviable track record of delivering on its promises, something not always seen in the software business, by delivering very tangible results and hard dollar ROI, and doing it very quickly. In an uncertain economy, we believe these Agile attributes move purchases of solutions like Agile right to the top of the investment priority stack.

     c) Increasing contributions from newer sources of revenue led by our international operations, and Agile Buyer.

Once again, Agile had well over 200 total transactions for the quarter, reflecting our insulation from big deal dependencies. We also increased visibility through a significant increase in deferred revenue, and additional multi-period transactions.

At Agile, our focus is always on the customer first, and we have some notable new ones to talk about. In our traditional sweet spot of Electronics Equipment,
                                                          ---------------------
we added such noteworthy names as Microsoft's Xbox, Natural Microsystems, and Philips Components. I am very pleased to announce at this time that Hitachi, the largest electronics company in Japan, has entered into a multi-year, eight figure agreement with Agile, joining both NEC and Fujiphoto as Japanese customers with more than a thousand subscribers each. Add-ons in our electronics equipment segment were again far too numerous to cover here, but of particular note are large orders from Solectron, Xircom, Viasystems, Nokia, Sycamore Networks, Harman International and Symbol Technologies.

In medical devices, we received a significant transaction from Japanese medical
   ---------------
device manufacturer Sysmex, as well as notable add-ons from GE Medical and Visx.

In semiconductor, we were extremely delighted to sign up both Cadence's Tality
   -------------
operation, the largest IC design house in the world, and Qualcom, the leading provider of wireless IP. Both deals illustrate our broadening footprint across the entire semiconductor value chain.

New deals continue to flow in other verticals such as apparel, industrial, aerospace, and others. Industrial in particular was very strong this quarter, with wins at Coherent, a leading laser manufacturer; KLA-Tencor, one of the world's leading suppliers of process control and yield management solutions for the industry; Applied Materials, the leading worldwide supplier of products and services to the global semiconductor industry; Ultra Clean Technology, a leading supplier of clean room systems; Chomarat, the European leader in glass, aramide and carbon reinforcements for the composites industry; Weil-McLain, a leading supplier of consumer and industrial heaters; and IDD Aerospace, a world class manufacturer of illuminated aircraft displays. In a critical segment of the industrial vertical, mechanical manufacturing service or MMS providers, we are also showing very good strength, with wins at APW, a multi-billion dollar MMS, and one of the worlds largest; Mack Molding, a full-service contract manufacturer that specializes in plastics design, prototyping and molding, as well as sheet metal fabrication.

As in past quarters, the pipeline continues to show substantial growth, and is now the largest we have ever had. The increased pipeline also adds to our underlying confidence in the visibility we have achieved.

Agile Buyer

On the direct materials sourcing front, we had a record quarter for Agile Buyer, headlined by a seven figure agreement with SCI Systems.

International

Internationally, we surpassed yet another corporate milestone with contributions from Europe and Asia for the first time passing 10% of total revenues, highlighted by an eight figure agreement with Hitachi. Of note, revenue recognition for Hitachi won't start until this next quarter, and we also expect significant additional business in both Europe and Asia Pacific.


Other Developments

     Agile announced the intention to merge with Ariba, Inc., pending legal, regulatory, and shareholder approval processes. This merger represents a great opportunity to extend and accelerate Agile's vision and strategy of driving the network effect, providing deeper and richer collaborative solutions and extending the product footprint into other vertical industries.

     Agile also announced a strategic partnership with Manugistics, whereby Manugistics will resell Agile's collaborative manufacturing commerce solutions integrated with Manugistics' NetWORKSTM supply chain and eBusiness product suite. Together, the seamless integration between collaborative manufacturing commerce and enterprise profit optimization management will provide greater value to customers. Initial targets for the joint solution include the electronics/high technology and apparel markets, with others expected to follow.

     Agile also announced an alliance with WebEx, the company that powers real-time communications on the Web, to support Agile NetCCB(TM), a new eService hosted on MyAgile.com(TM). Agile NetCCB will enable Agile customers and their supply chain partners to hold change control board (CCB) meetings on the Web and collaborate in real-time on product content by providing group access to bills of materials, change orders and drawings.

                              Wrap Up  (by Bryan)

To wrap-up, based on our Q3 results, on-going sales activities driven by the network effect, and the growing contribution of newer revenue sources, we see the market for Agile's collaborative manufacturing commerce solutions expanding significantly throughout the remainder of the year. The early network effect we are starting to see in other verticals, as well as the high level of customer satisfaction and success we are seeing across the 100+ companies outside our targeted vertical focuses has us well positioned to expand to new markets. We remain very positive about the outlook for the remainder of this fiscal year and will continue to strive to exceed our customers' and our shareholders'
                                                         -------------
expectations.  We're all looking forward to the coming quarter.  Thank you.
---------------------------------------------------------------------------

Keith Krach:

Thanks Brian
I really appreciate the opportunity to join the team on this call and give all of you an update on the progress of our strategic combination.

With the merger between Ariba and Agile, we extend our lead into the next wave of B2B commerce by building on Ariba's network-based commerce foundation and unifying it with the leading collaboration technology.

In this next wave, companies will gain competitive advantage through Internet-based coordination with their strategic partners. This is the shift from internal process improvement to multi-enterprise interaction.

The combination of Agile and Ariba brings together several major strengths:

1. The best-in-class solutions for collaborative manufacturing and the best in class solutions for commerce transactions both technologies proven at industry leaders such as Dell and Lucent, among many others.

2.  Similar histories as market category creators and leaders

3. Similar cultures who've succeeded in superior customer satisfaction in terms of rapid time to market and ease-of-use.

4. Two strong financial models with high growth, high margin software licensing and strong network adoption effect

5. Complementary customer bases with a strong focus on industry leaders, including inroads into new vertical industries, such as electronics, apparel, and industrial equipment.

What excites me most personally is bringing together two strong management teams with similar cultures and values: Focus on the customer and focus on leadership through execution.

<Pause>

Now, let me quickly give you an update on where we are since our announcement:

We are obviously only weeks since the announcement so there's not a lot of detail I can go into yet but I'll give you a view of what we're focusing on between now and the expected close in Calendar Q2.

Organizationally, we have initiated the post merger integration team, led by Eileen Basho and managed by several members who also worked on our previous mergers. The overall plan is to create the Collaboration Solution Division headed by Bryan Stolle. All functional groups related to collaboration will report to Bryan. We've begun our kick-off meetings and the detailed planning is in process.

From a product standpoint, our product folks have been talking daily and working on detailed plans for product integration at several levels. This includes ensuring that the combined salesforce will have integrated products ready to
demo.   In fact, since Ariba has been partnered with Agile for several months, certain integrated products will even be in beta in several weeks. The multi-phased approach we will be taking will be discussed at a deeper level in the future.

On the customer front, we're also seeing a lot of excitement in response to the announcement. Although we haven't even begun any formal joint marketing as we wait to close the deal, a number of joint customers and joint prospects have been inviting us to speak to them. In addition, both systems integration partners as well as technology partners have expressed their excitement that they also get to expand their offering as a result of this combination.

Overall, the teams are working feverishly at planning the integration. And I should mention that our team has done this very successfully in our previous acquisitions:

 . We have templates in place for each of these functional integrations to help us move through this in a systematic manner.

 . As a result, employee attrition rates have been extremely low. And we've retained virtually all of the team including engineering and sales talent from previous combinations. In the case of Agile we see very little overlap in the sales and R&D organizations so our goal will be the same retention success.

 . Also, if I were to look back at our revenue targets for the Trading Dynamics and Tradex deals, we've far exceeded our expectations over the last year.

 . I think this is important data that shows that we've had experience and success at integrating complimentary products and businesses in the past.

In sum, detailed plans are being rolled out as we speak for systems, people, and processes and we'll be ready to go as soon as the deal is closed.

In conclusion, I am thrilled about the opportunities this merger opens up for us. You could hardly design a better fit in terms of business model, culture,
location, technology, history, and vision.   But perhaps most of all -  the
thing that excites me the most is the leadership team and the people - Agile is really a first rate team.

With that, I'll turn it back to you, Bryan

Bryan Stolle:

With that, we will now open it up to questions you might have.



ABOUT AGILE

Agile Software Corporation (Nasdaq: AGIL) is a leading supplier of business-to-business collaborative manufacturing commerce solutions. Agile products enable supply chain partners to communicate and collaborate over the Internet about new or changing product content, and then source and procure the required components. At MyAgile.com, Agile also provides the dispersed supply chain with mission-critical eServices such as online marketplaces, custom part procurement, wireless access and components research. Agile customers include Amkor Technologies, Compaq Computer, Dell Computer, Flextronics International, Flow International, GE Medical Systems, International Paper, Juniper Networks, Lucent Technologies, Nvidia, Philips, Sycamore Networks, Texas Instruments, Zhone Technologies and others. For more information, call 408-975-3900, or visit Agile at www.agilesoft.com.
   -----------------

ABOUT ARIBA

Ariba, Inc. is the leading business-to-business (B2B) eCommerce platform and network services provider. Through the Ariba B2B Commerce platform - an open, end-to-end infrastructure of interoperable software solutions and hosted Web-based commerce services - the company enables efficient online trade, integration and collaboration between B2B marketplaces, buyers, suppliers and commerce service providers. The reach and functionality of the Ariba B2B Commerce platform is designed to create Internet-driven economies of scale and process efficiencies for leading companies around the world. Ariba can be contacted in the U.S. at 650-930-6200 or at www.ariba.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission on February 9, 2001.
Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

Agile and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Agile with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Agile's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Agile.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

CONTACT: investors, Stefanie Elkins, 650-930-8331, or selkins@ariba.com, or
                                                      -----------------
media, Ellie Javadi, 650-930-8088, or ejavadi@ariba.com, both of Ariba, Inc.
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